EXHIBIT 99.1

Galapagos appoints Paul Stoffels as Chief Executive Officer

  Succeeds current Chief Executive Officer and co-founder Onno van de Stolpe, following planned retirement
  Recognized as inspirational industry leader with exceptional R&D as well as global executive experience, and a strong focus on bringing innovative medicines to patients
  Outstanding track record of accelerated product development in biotech and pharma through insightful acquisitions and strategic partnerships

Mechelen, Belgium; 26 January 2022, 22.01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) is pleased to announce the appointment of Dr. Paul Stoffels as Chief Executive Officer (CEO), effective April 1, 2022. Dr. Stoffels brings an impressive track record of success in innovative drug discovery and development, and a wealth of experience in biotech and pharma, across a range of roles and therapeutic areas.

“After a rigorous selection process, we are very pleased to announce Paul as our next CEO. Given his extraordinary R&D as well as managerial experience, extensive network, along with his deep understanding of Galapagos’ strengths and potential, we are convinced that Paul is uniquely qualified to lead Galapagos,” said Dr. Raj Parekh, Chairman of Galapagos. “We want to express our gratitude and deep appreciation to Onno, who founded Galapagos in 1999 and tirelessly built out the company to become a fully integrated European biotech with a differentiated pipeline and a first product on the market.”

Onno van de Stolpe, retiring CEO and co-founder of Galapagos, added: “My 23 years at the helm of this company has been an incredible journey, and I could not be more honored to hand over the baton to Paul. As a founder and board member in the early years, Paul has a keen understanding of our roots as well as who we are today. I strongly believe that Paul’s strategic and inspirational leadership, along with his deep knowledge of both the industry and Galapagos, make him the right next CEO to deliver tremendous value to all stakeholders, including investors, shareholders and patients.”

Dr. Paul Stoffels commented: “I was closely involved in the foundation of Galapagos by Crucell and Tibotec in 1999 and have been following the company as it matured into the fully-fledged biopharma that it is today. I am attracted by the entrepreneurial culture and unwavering commitment to innovation at Galapagos, its strong R&D capabilities, and growing commercial footprint. Underpinned by strong financial resources and supported by the long-term collaboration with Gilead, I am convinced of Galapagos’ unique potential, and I am very excited and honored to be appointed as CEO. I want to express my respect and appreciation to Onno, who successfully built Galapagos from a start-up to an independent, established publicly listed company. I am committed to staying true to the company’s mission of bringing novel modes of action medicines to patients in need of new treatment options.”

Previously, Paul was Vice Chairman of the Executive Committee and Chief Scientific Officer of J&J, where he spearheaded the Company’s research and product pipeline to set the company wide innovation agenda, discovering and developing transformational healthcare solutions, including the recent development of a single-shot COVID-19 vaccine within a record time frame. Prior to that, he was worldwide Chairman Pharmaceuticals of J&J, which under his leadership significantly rejuvenated its product pipeline and adopted a transformational R&D operating model, resulting in the launch of 25 innovative medicines across the globe. He joined J&J in 2002, with the acquisition of Virco and Tibotec, where he was CEO and Chairman respectively, and led the development of several breakthrough products for the treatment of HIV. Galapagos was founded in 1999 as a joint venture between Crucell and Tibotec, and Paul was member of the board of directors of Galapagos from its foundation until 2002.

Paul studied Medicine at the University of Diepenbeek and the University of Antwerp in Belgium and Infectious Diseases and Tropical Medicine at the Institute of Tropical Medicine in Antwerp, Belgium.

After a transition period during which Onno will hand over his activities, Paul Stoffels* will fully take over as CEO effective April 1, 2022.

About Galapagos
Galapagos NV discovers, develops, and commercializes small molecule medicines with novel modes of action. Our pipeline comprises discovery through Phase 3 programs in inflammation, fibrosis, and other indications. Our ambition is to become a leading global biopharmaceutical company focused on the discovery, development, and commercialization of innovative medicines. More information at www.glpg.com.

*Stoffels IMC BV, represented by Paul Stoffels

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation).

Contact
Investors:
Sofie Van Gijsel
Head of Investor Relations
+1 781 296 1143

Sandra Cauwenberghs
Director Investor Relations
+32 495 58 46 63
ir@glpg.com

Media:
Marieke Vermeersch
Head of Corporate Communication
+32 479 490 603

Evelyn Fox
Director Executive Communications
+31 65 3591 999

communications@glpg.com

Forward-looking statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements regarding the announced leadership transition and other statements contained in this press release that are not historical facts and statements identified by words such as “expects,” “anticipates,” “intends,” and “plans,” or words of similar meaning. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to diﬀer materially from those referred to in the forward-looking statements and, therefore, the reader should not place undue reliance on them. These risks, uncertainties and other factors include, without limitation, the risk that we may not be able to realize the expected benefits from our planned leadership transition, that our leadership transition may be disruptive to our business operations, and those risks and uncertainties identified in our Annual Report on Form 20-F for the year ended 31 December 2020 and our subsequent filings with the SEC. The forward-looking statements contained herein are based on management’s current expectations and beliefs and speak only as of the date hereof, and Galapagos makes no commitment to update or publicly release any revisions to forward-looking statements in order to reflect new information or subsequent events, circumstances or changes in expectations.